UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

ZHONGCHAO INC.

(Exact name of registrant as specified in its charter)

Room 2504, OOCL Plaza

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Explanatory Note

Zhongchao Inc., a Cayman Islands exempted company (the “Company”) previously announced to hold an extraordinary general meeting of holders of Class A ordinary shares of the Company initially scheduled to be held on January 20, 2026 (the “Class A Holders Meeting”). On January 20, 2026, due to lack of quorum, the Class A Holders Meeting was adjourned to January 27, 2026, at 9:00 a.m., Eastern Time. On January 27, 2026, within half an hour from the time appointed for the adjourned Class A Holders Meeting, a quorum was not present, the shareholders present were deemed to be a quorum in accordance with Article 21.2 of the Company’s amended and restated memorandum of association (the “MAA”). At the Class A Holders Meeting, the chairman submitted Proposal No. 2 (the Adjournment Proposal) to the shareholders and the shareholders passed an ordinary resolution to adjourn the Class A Holders Meeting. The purpose of the adjournment of the Class A Holders Meeting is to allow the shareholders additional time to consider and vote on the proposals of the Class A Holders Meeting. The Class A Holders Meeting was adjourned to February 10, 2026, at 9:00 a.m., Eastern Time, at the offices of Robinson & Cole LLP located at 666 Third Avenue, 20th Floor, New York, NY 10017.

There is no change to the location, the record date, the purpose or any of the proposals to be acted upon at the Class A Holders Meeting. Proxies which have been received would remain valid for the adjourned Class A Holders Meeting. Holders of the Company’s Class A ordinary shares whose names are on the register of members of the Company at the close of business on November 26, 2025 are entitled to attend the adjourned Class A Holders Meeting. Shareholders who wish, but have not yet, cast their votes may do so by returning the proxy card distributed in connection with Class A Holders Meeting. A proxy need not be a shareholder of the Company. All completed proxy cards must be received at least 24 hours prior to the commencement of the adjourned meeting.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.

Date: January 27, 2026	By:	/s/ Weiguang Yang
Weiguang Yang
Chief Executive Officer

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